January 10, 2008

Mail Stop 4561

Claire S. Bean
Chief Financial Officer
Benjamin Franklin Bancorp, Inc.
58 Main Street
Franklin, MA 02038

Re: Benjamin Franklin Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarter Ended June 30, 2007
File No. 0-51194

Dear Ms. Bean:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Hugh West
Accounting Branch Chief